UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

US Ecology, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

91734M103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91734M103
1	NAMES OF REPORTING PERSONS. Thrivent Financial for Lutherans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 46,183(1)
	6	SHARED VOTING POWER 1,943,731(2)
	7	SOLE DISPOSITIVE POWER 46,183(1)
	8	SHARED DISPOSITIVE POWER 1,943,731(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,989,914(1), (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.31%(3)
12	TYPE OF REPORTING PERSON (See Instructions) IC, IA

(1)	Represents shares held in the Thrivent Defined Benefit Plan Trust for which Thrivent Financial for Lutherans serves as investment adviser.
(2)
Represents 887,082 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,056,649 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.

(3)
The percentage calculations used herein are based on the statement in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, as filed with the Securities and Exchange Commission on November 5, 2021, that were 31,512,324 shares of US Ecology, Inc. Common Stock outstanding at November 2, 2021.

Item 1.	(a) Name of Issuer:

US Ecology, Inc.

(b) Address of Issuer’s Principal Executive Offices:

101 S. Capitol Blvd., Suite 100 Boise, ID 83702

Item 2.	(a) Name of Person Filing:

Thrivent Financial for Lutherans

(b) Address of Principal Business Office or, if None, Residence:

901 Marquette Avenue, Suite 2500 Minneapolis, Minnesota 55402

(c) Citizenship:

Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

91734M103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,989,914 (1), (2)

(b)	Percent of Class:

6.31% (3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 46,183(1)

(ii)	Shared power to vote or to direct the vote: 1,943,731 (2)

(iii)	Sole power to dispose or to direct the disposition of: 46,183 (1)

(iv)	Shared power to dispose or to direct the disposition of: 1,943,731 (2)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.
_____________________________________
(1)	See Note 1 on the cover page. Thrivent Financial for Lutherans disclaims beneficial ownership of the 19,173 shares held in the Thrivent Defined Benefit Plan Trust.
(2)	See Note 2 on the cover page. Thrivent Financial for Lutherans and Thrivent Asset Management, LLC disclaim beneficial ownership of these shares.
(3)
The percentage calculations used herein are based on the statement in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 as filed with the Securities and Exchange Commission on November 5, 2021, that there were 104,358,560 shares of US Ecology, Inc. Common Stock outstanding as of November 2, 2021.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Thrivent Financial for Lutherans

By: /s/ David S. Royal Name: David S. Royal Title: Chief Investment Officer